SUMMARY REPORT

ON THE

INCAHUASI GOLD PROJECT,

NORTHWEST ARGENTINA

JANUARY 10, 2007

Prepared by:

Paul Klipfel Ph.D.  CPG # 10821

Consulting Economic Geologist

Mineral Resource Services Inc.

4861 Ramcreek Trail

Reno, NV 89509

775 742-2237

Prepared For:

Cardero Resources Corp.

Cover Photo:  Cardero geologists examine a myriad of veins within the host shear zone.  This zone is up to 30 m wide.  The Incahuasi mill complex which was active between 1936 and 1954 , dump, and tailings lie in the center and left of the photo.  The Salar de Hombre Muerto is the flat light colored area in the background

TABLE OF CONTENTS

Section

1.0

SUMMARY

2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Introduction

2.2

Terms of Reference

2.3

Purpose of Report

2.4

Sources of Information

2.5

Field Examination

2.6

Definitions

3.0

RELIANCE ON OTHER EXPERTS

4.0

PROPERTY DESCRIPTION AND LOCATION

4.1

Area and Location

4.2

Claims and Agreements

4.3

Environmental Requirements

5.0

ACCESS, CLIMATE, INFRASTRUCTURE AND

PHYSIOGRAPHY

5.1

Access

5.2

Physiography and Climate

5.3

Local Resources

5.4

Infrastructure

6.0

HISTORY

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

7.2

Local Geology

8.0

DEPOSIT TYPES

9.0

MINERALIZATION

10.0

EXPLORATION

10.1

Current Exploration

10.2

Past Exploration

11.0

DRILLING

11.1

Current Drilling

11.2

Past Drilling

12.0

SAMPLING METHOD AND APPROACH

12.1

Current Sampling

12.2

Past Sampling

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Current Procedures

13.2

Past Procedures

14.0

DATA VERIFICATION

15.0

ADJACENT PROPERTIES

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

17.0

MINERAL RESOURCE ESTIMATE

18.0

OTHER RELEVANT DATA AND INFORMATION

19.0

INTERPRETATION AND CONCLUSIONS

20.0

RECOMMENDATIONS

20.1

Recommended Exploration Program

21.0

REFERENCES

22.0

ILLUSTRATIONS

23.0

CERTIFICATE AND CONSENT OF AUTHOR

LIST OF FIGURES

Figure

Figure 1.  Map showing the location of the Incahuasi gold project in northwestern

     Argentinaa.

Figure 2.  Concession map showing Incahuasi holdings.

Figure 3.  Photos of the Incahuasi area.

.

Figure 4.  Simplified geologic map of the Incahuai area.

.

Figure 5.  Cross section as from A-A’ in figure 4.

1.0

Summary

The Incahuasi property is located in the high Andean plateau region known as the Puna in northwest Argentina.  The area of interest consists of an historic gold mine with intermittent production since pre-Hispanic time.  Production from 1936 to 1954 reportedly recovered average grades between 12 and 18 g/t Au with local bonanza grades up to 300 g/t Au.  Production ceased due to flooding as opposed to lack of ore.

The property consists of eleven individual concessions, 7 “minas”, 2 “cateos”, and 2 tailings concessions covering 665 hectares.  The cateos and tailings titles are held 100% by Cardero and the minas are held by a private individual with whom Cardero has the right to earn 100% interest.

Historic mine workings cover more than 600m of strike length of a gold-bearing vein system, extend down-dip to 130 m depth, and are developed within several vein zones in an area approximately 300m wide.  The principal zone of veining fills a shear zone with inferred reverse offset.  This shear zone extends to the north and south beyond the limits of the workings and suggests that there is ample opportunity for the discovery of more mineralization.  In addition, minor stockwork veinlets occur in wall rock near vein zones presenting the possibility that wider zones of mineralization may be present.  Incahuasi is interpreted to be a Sediment Hosted Vein (SHV) type of deposit, a subset of the broader “orogenic” class of gold deposits.

Work to date by Cardero includes reconnaissance and trench sampling.  Highlights of this work include a sample containing 231 g/t Au from a 20cm quartz vein within a zone of quartz veins.  Samples from the other veins contain up to 10.15 g/t Au.  Grab samples from the dump and mill site contain up to 25.3 g/t Au.

Gold occurs in quartz ± carbonate ± sulfide veins which fill a shear zone and related structures.  Host rocks are shale, siltstone, and conglomerate of the Ordovician Santa Victoria Group, a package of rocks which were deposited in a passive margin setting and now form a belt along the eastern margin of the Andes from north central Argentina to northern Peru.  These rocks have undergone fold-thrust deformation during the late Ordovician Ocloyic Orogeny.  It is interpreted that the shear zone formed and mineralization deposited during this event.  Early stages of quartz veining have been milled and brecciated within the shear zone and then overprinted with subsequent veins.  Historic mining has been on the late-stage quartz veins.

Alteration is dominated by sericitization which weathers at the surface to clay rendering the mine area white as if after argillic alteration.  In addition, disseminated pyrite along with diffuse and webwork veinlets of Fe-oxide interpreted to be after oxidation of Fe-carbonate.  The style of mineralization, the host rocks, the structure, and the style of alteration are typical of SHV systems.

The author recommends that Cardero implement its planned phased exploration program. This consists of review of historic data for reconstruction of deposit architecture using past data and mine plans and drilling of approximately 2,500 m of diamond core holes along strike and down dip from existing workings.

2.0

Introduction and Terms of Reference

2.1

Introduction

Mineral Resource Services Inc. (MRS), of Reno, Nevada was requested by Cardero Resource Corp. (Cardero) to review the Incahuasi gold project in the Puna region of northwestern Argentina and provide them with a National Instrument 43-101 compliant technical report.  This report summarizes information provided to MRS by Cardero, personal observations in the course of field visits and general geologic information available to the public through peer review journals as well as publications by various government agencies.

2.2

Terms of Reference

Dr. Paul Klipfel of MRS was commissioned by Cardero to prepare the following report for submission to the Canadian Securities Commissions in connection with the filing of Cardero’s 2007 annual information form.  This information is in support of exploration activities by Cardero on the project.  Dr. Klipfel is an independent consultant and is a Qualified Person (QP) as defined by N.I. 43-101.

2.3

Purpose of the Report

The purpose of this report is to provide an independent geologic evaluation of the Incahuasi project, the exploration and mining history, the discovery potential of the area, and provide recommendations for future work.  This report conforms to guidelines set out by the Canadian National Instrument 43-101.

2.4

Sources of Information

Information for this report was acquired primarily through personal observation by the author and integrated with published information and descriptions from past work as available to the public in journal publications and through initial sampling and mapping by Cardero.

2.5

Field Examination

The author of this report visited the property in December 2005, March 2006 and December 2006.  These visits included a one day site evaluation, three days with sampling and mapping, and five days sampling and mapping respectively.  Safely accessible underground workings were examined and mapped in conjunction with a Cardero sampling program.

3.0

Reliance on Other Experts

The preparation of this report has relied, in large part, upon the author’s own observations at Incahuasi and experience with this type of deposit.  Property title, rock sample and geologic mapping data for the property have been provided by Cardero.  The author assumes and believes that this information is accurate, reliable, and reasonable interpretations have been made concerning this information.  Work done by Cardero was completed under the direction of a qualified person as defined by NI 43-101.  Other information is gained through published material which is referenced in this report.

4.0

Property Description and Location

4.1

Area and Location

The Incahuasi project is located in northwestern Argentina (Figure 1) in a geographic area known as the Puna, the high Andean plateau which is also known as the Altiplano in Bolivia and Peru.  The project is located at 25o25’35’’S, 67o11’05’’W (UTM Sec. 19 J 0682600E 71786400N) at an elevation of approximately 4000m (13,200’).

The property is located in the State of Catamarca approximately 200 km southwest of Salta, the capital city of the adjacent State of Salta.

4.2 Claims and Agreements

The property consists of seven mine concessions (‘minas’), two surrounding exploration licenses (‘cateos’), and two tailings titles totaling 665 hectares (Figure 2).  Cardero holds a 100% interest in the two exploration licenses which surround the mining licences and the two tailings licenses.  Five of the minas concessions are the subject of an option agreement between Cardero and private individual, holder of the mine concessions.  This agreement allows Cardero to acquire a 100% interest in the property subject to a 2% NSR, by making aggregate payments of US $1,410,000 over 5 years to May 29, 2011. The Company may purchase the 2% NSR at any time for US $500,000.  The remaining two minas concessions are owned 50% by Cardero and 50% by the same individual.  Cardero has the right of acquiring the remaining 50% interest as part of the option agreement for no additional consideration.  Cardero effectively has title to or the right to earn 100% of the Incahuasi property.

4.3  Environmental Requirements

Project activities are required to operate within all normal Federal, State, and local environmental rules and regulations.  This includes proper and environmentally conscientious protection of operational areas against spills, capture and disposal of any hazardous materials, reclamation of disturbed ground, and removal of all refuse.

With over 200 years of mining activity and sporadic prospecting and exploration in the area, the site has undergone moderate to considerable historic disturbance.  The ruins of buildings from the Jesuit period (1700s) and from the more recent mining period (1936-1954) lie to the north and south of the mine (Figure 3).  Cardero does not anticipate any need at this time to disturb these features.  However, if it is necessary, Cardero is working in concert with the Provincial Director of Anthropology (Direccion Provincial de Antropologia) with the Ministry of Education, Culture and Technology (Ministereo de Educacion, Cultura y Tecnologia de la Provincia de Catamarca) to assure responsible and proper preservation of the site.  Cardero does not anticipate any obligations for recovery or reclamation of historic disturbance.  Cardero is also working with the Secretary of Mines (Secretaria de Mineria) and the Provincial Office for Environmental Management (UGAP - Unidad de Gestion Ambiental Provincial) to assure proper and responsible environmental activity.

Total disturbance associated with Cardero’s planned exploration will be minimal.

There are no known wildlife issues.  Animal life in the area consists of domestic sheep, goats, llamas, alpacas, and wild vicunyas along with smaller lizards, rodents and a few birds.

There are no known existing environmental liabilities.

4.4 Permits

Operational privileges are governed by the concession permits which are in place (section 4.2).  Conduct with respect to ruins in the vicinity are monitored by SMGA, a consulting firm in Catamarca performing in accordance with all government requirements.  Cardero has an ongoing working relationship with this agency and is in compliance with its policy directives.  All required permits have been issued by the Secretary of Mines, Catamarca Province.

There are no known permitting issues that could adversely impact exploration and development of Incahuasi.

5.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

The Incahuasi project is located in the southern part of the Puna physiographic region of northwestern Argentina (Figure 1) and is the Argentinian portion of the high Andean plateau which is known as the Altiplano in Bolivia and Peru.  Most of the Puna region is remote, but accessible via an extensive network of dirt tracks and all-weather, graded dirt roads.

The property is most conveniently accessed from Salta, the regional population center, via approximately 400 m of mixed paved, but mostly all-season graded dirt road.   Small villages and towns are scattered throughout the Puna.  Some are large enough to offer hotel, fuel and restaurant services and can be used as a base of operations.  Work at Incahuasi has been conducted from a nearby borax mine, and more recently, from a small two-building settlement about 10 minutes, from the property.  Cardero plans to use this as a base of operations for field work in this area.

5.2

Physiography and Climate

Incahuasi lies in the geographic region known as the Puna, a high plateau with horst and graben (range and valley) type topography covered with numerous volcanic peaks.  Valley base levels lie at 3800-4200m (~12,500-13,800’) elevation.  Flanking ranges rise to various heights on the order of 4,600-5,000 m (15,000-16,500’).  Some of the volcanic peaks rise to over 6,000 m (19,700’).

Incahuasi is situated at an elevation of approximately 4,000m (13,200’) among hills and ridges at the south edge of a large salar (salt flat) called Salar de Hombre Muerto (Figures 1 and 2).  Surrounding area to the south, west and east is open gentle to moderate topography and is suitable for mining infrastructure.  Total relief locally is up to ~200 m.

The climate of the Puna region is arid to semi-arid and with temperate summer and cold winter conditions.  The high elevation lowers average daily temperatures below those of the populated lowlands to the east.  Summer temperatures range from near freezing at night to 15-25oC during the day.  Winter temperatures are cold but can be 15oC in the day and generally well below freezing at night.  Precipitation is variable, but on the order of 200-500mm (9-23”) and falls mostly from thunderstorms during the summer months.  Snow showers are light during the winter.  Throughout the year, light to strong west wind is common.

Vegetation is sparse consisting of scattered tufts of grass (“paja brava” – brave grass) and stunted salt brush capable of surviving in the high, dry climate.

The Puna region is home to herdsmen that keep llamas, sheep, and goats.  People live in small scattered villages and in isolated huts.  The nearest people to Incahuasi are approximately 5km away.  Their settlement is the site for Cardero’s field camp at Incahuasi.

5.3

Local Resources

The regional city of Salta (population ~1 million) is serviced by numerous daily flights from Buenos Aires and other locations.   All supplies necessary for the project can be obtained in Salta.  The small town of San Antonio de los Cobres lies about midway between Salta and Incahuasi and offers basic services.

Work at Incahuasi is conducted from a camp established about 5 km from the property.  Water is available from a well.

5.4

Infrastructure

Incahuasi is situated in a remote location and lacks infrastructure except for a graded dirt access road.

6.0

History

Gold was first mined at Incahuasi by the Incas in pre-Hispanic time followed by further mining by Jesuit missionaries up to 1777 (Bertagni, 1938).  The ruins of their settlement lie above the southern extent of the underground workings.  In 1810, an entrepreneur from Salta, Isasmendi de Salta, formed a mining company and continued to develop the gold-bearing quartz veins.  It is estimated that approximately 60,000 tons of ore were extracted before water was encountered at approximately 50m depth (Bertagni, 1938).  After this period little activity occurred until 1936 when exploration and mine development was undertaken by the New Incahuasi Mining Company (la Nueva Compania Minera Incahuasi).  A 40 t/day mill was installed.  Gold was recovered with a primary gravity circuit and from a secondary series of cyanidation tanks.  Mining took place from 1936 to 1954 with underground development on six levels to a depth of approximately 130m.  The average grade processed during this time is reported to be 14.21 g/t Au (Gonzalez, 1999).  In a different report (Chirila, 1954) sites consistent 8-12 g/t Au for ore with occasional but consistent bonanza grade areas with more than 200g/t Au.(Chirila, 1954).  Mining apparently stopped in ore-grade material due to flooding.

In 1990-91, the Department of Mines and Geology (Direccion Nacional de Mineria and Geologia) in cooperation with German, local and state agencies undertook a cooperative evaluation program of geologic mapping and sampling at the surface and underground (Gonzalez, 1991; Gonzalez and Ramirez, 1992; Gonzalez, 1999).  This work serves as the basis for current understanding of the underground workings and their extent.  Cardero is currently reviewing and attempting to reassemble available data.

 In 1996-97, a modest exploration program of sampling and reverse circulation drilling (12? holes) was conducted by Triton Resources or associated partners.  No data is available for this work, but the drill sites indicate that holes were designed to test the mineralization within the area that has been previously mined.  These holes did not test the strike or down-dip extent of mineralization and do not appear to have adequately intersected the main vein system.

7.0

Geological Setting

7.1

Regional Geology

Incahuasi occurs in Ordovician sedimentary rocks originally deposited in a passive margin setting (Ramos, 1988).  These rocks belong to the Santa Victoria Group and consist of shale and siltstone with minor conglomerate and a few occurrences of felsic volcanics.  This assemblage forms a belt of rocks that extends from northern Argentina northward through Bolivia and into Peru.  This belt is known in all three countries for hosting gold in quartz veins and resulting placer deposits derived from erosion of these quartz veins.

These rocks were subjected to fold-thrust deformation during the late Ordovician Ocloyic orogeny (Bahlburg and Herve, 1997).  It is inferred that quartz vein formation and gold mineralization occurred during this orogeny.

Mesozoic continental and basin sediments were deposited over this belt of folded rocks.  These rocks now occur over wide areas, but none occur near Incahuasi.

Tertiary Andean uplift helped to exhume deeper Santa Victoria Group rocks.  Accompanying volcanism has covered approximately 70% of the region with tuffs and flows from large stratovolcanos.  This magmatism is the source of Andean porphyry copper and epithermal precious metal mineralization.

The Andean uplift process has resulted in development of horst and graben structures throughout the Puna and Altiplano.  Many of the graben valleys are filled with alluvium and evaporite salt flats (playas or salars).  The Salar de Hombre Muerto adjacent to Incahuasi is one such salt flat.

The N10E strike of rocks, fold axes, and axial planar faults within the Santa Victoria Group rocks is surprisingly consistent throughout the belt.  Fold axes are generally upright, but moderate to shallow, east-dipping axial planes indicate that there are local complications in fold thrust architecture

Regionally, shear zones, thrust faults, and reverse faults are the site of sericitic and carbonate alteration along with quartz veining, often with gold mineralization.

7.2

Local Geology

Quartz veins at Incahuasi are hosted by inter-layered shale, siltstone, and minor conglomerate of the Ordovician Santa Victoria Group.  Individual layers range in thickness from 0.2 to 7 m.  Bedding strikes N10E ± 20 degrees consistent with regional orientation.  Dips are variable according to fold patterning (Figure 3).

These rocks have undergone fold-thrust fault deformation during the late Ordovician Ocloyic Orogeny.  Folds are open to tight with moderately to steeply east-dipping axial planes.  Axial planar foliation is weakly to intensely developed.  Pelitic layers tend to have better developed foliation than psammitic ones.  The main shear zone that hosts the principal vein system is approximately axial planar and is interpreted to be a reverse fault.  This zone is up to 30m wide (cover photo).

Fold-thrust-stage features (folds, thrust faults, reverse faults) are crosscut by a prominent set of northeast-trending faults ranging from N30E to N55E with steep south dips.  These display right lateral offset as demonstrated by flexure of foliation (Figure 3 and 4) and possibly normal offset.  In either case, offset appears to be minor.  There is also a northwest set of faults which trends N60-70W with steep dips.  The sense of offset along these faults is not known.

Hydrothermal alteration is predominantly sericitization with accompanying Fe-carbonate.  At the surface, weathering of sericitic alteration creates the appearance of strong argillization, leaving the rocks white and clay-rich over broad areas surrounding the main shear zone, along favorable lithologies, and along lesser structural zones, including some of the northeast faults (Figures 3 and 4).  Host rocks near veins and within the main shear zone host disseminated pyrite.  Oxidation of Fe-carbonate produces a local chocolate brown hue to the rocks and fracture webworks resistant to weathering.  This style of alteration is typical for SHV type deposits. Chlorite commonly occurs along vein margins.

Metamorphism is minimal being in the low greenschist rank.

8.0

Deposit Types

The multiphase, mesothermal, gold-bearing quartz veins at Incahuasi constitute a Sediment-Hosted Vein type (SHV) deposit – a subset of the broader orogenic class of deposits.  SHV deposits consist of gold in quartz-carbonate-Fe-sulfide veins within passive margin shale-siltstone sequences.  These deposits typically are associated with minor sulfide of which arsenopyrite and stibnite are the most common gangue sulfide minerals.  The veins, type and age of host rocks, structure, alteration, and mineralogy at Incahuasi are all consistent with SHV deposits of the world.

SHV deposits are a family of gold deposits that occur throughout the world and are united as a group by having in common their tectonic setting, host rocks, structural architecture, alteration style, metal content, fluid chemistry, and to some extent the absolute and relative timing of formation.  Their temporal association with fold-thrust deformation, relatively low metamorphic grade, and hydrothermal fluid characteristics are also typical of orogenic deposits and makes them a special subset of that class of deposits.

9.0

Mineralization

Mineralization at Incahuasi consists of gold in multi-stage quartz±carbonate veins.  The average grade of production between 1936 and 1954 is between 14 and 18 g/t Au (Gonzalez, 1999).  Bonanza grades up to 300 g/t Au are reported (Gonzalez, 1999) and sampling of dump material by Cardero confirms this with a sample containing 237 g/t Au.  Other samples confirm a more typical run of mill grade of 1-20 g/t Au.

Gold has been mined from an anastomosing quartz vein system within a shear zone containing numerous other veins and a zone of brecciated earlier-stage quartz vein that pinches and swells. The veins and breccia occur within a 15-30m wide shear zone.  Gold has been mined on six levels to a depth of 130 m (Figure 5).

10.0

Exploration

In late 2004, Cardero began to evaluate pre-Cordillera rocks of northwest Argentina for potential Sediment-Hosted Vein (SHV) gold deposits.  Identification of numerous Au in quartz vein deposits in past mines and prospects led to a systematic evaluation of this region.  Using structural interpretation of satellite imagery and published geologic maps, a N-S swath approximately 400 long x 100 km wide in northwest Argentina was evaluated for lithologic and structural characteristics consistent with SHV type deposits (Rankin, 2005).  Numerous targets were identified and prioritized.

This information was used for reconnaissance follow-up of targets.  Visual appraisal, stream sediment, heavy mineral concentrate, and rock chip samples resulted in identification of many past mines and prospects, including Incahuasi.  Cardero continues to evaluate several of these targets but has chosen to focus on Incahuasi at this time.

Cardero has undertaken underground and surface sampling at Incahuasi.  Surface samples include trench samples, chip/channel samples along existing surface workings and exposed veins, grab samples of dump material, and tailings samples.  In addition, seven bulk samples of tailings material and several bulk samples of dump material have been collected for geochemical and metallurgical characterization.  This work is in progress and results are anticipated later this year.  Geologic mapping of the local mine and surrounding area as well as safely accessible underground workings is in progress, along with compilation and reconstruction of past data from various sources (Bertagni, 1938; Monchablon, 1947; Chirila, 1954; Gonzalez, 1991; Gonzalez and Ramirez, 1992).

11.0

Drilling

11.1

Past Drilling

Twelve reverse circulation drill sites have been identified at Incahuasi by Cardero staff.  These holes are believed to have been drilled by Triton Resources or a partner in the mid-late 1990s.  No data is available for these holes.  Visual assessment of drill sites indicates that holes were drilled to test vein material within the existing workings at a shallow depth (<100m).  Based on the position of drill sites, these holes clearly did not test the strike or depth extent of mineralization and it is likely that they did not test adequately the main vein system.

11.2

Current Drilling

Cardero has not drilled any holes at Incahuasi.  Drill testing of the vein system is part of the phased exploration program proposed in this report.

12.0

Sampling Method and Approach

12. 1

Past Sampling

Extensive sampling has been carried out by mine appraisers in the late 1940’s and early 1950’s.  Some of this data is available and is currently being reviewed by Cardero staff in an effort to reconstruct the gold content of the vein system and identify possible ore chutes.

Further sampling was conducted in 1990-1991 by Department of Mines and Geology (Direccion Nacional de Mineria and Geologia).  Some data from this program is available in text form in a report (Gonzalez, 1991).  These results are also being reviewed by Cardero staff in an effort to integrate information and reconstruct the gold content of the vein system.

Surface samples were also collected in 1996-97 by Triton Resources or their partner at the same time as the RC drilling.  No data is available from this program.

The sampling methods used for these past programs is not known.  Data available is considered to be reasonably reliable, if not conservative, as it derives from bank appraisal of the company (New Incahuasi Mining Company) and the Incahuasi property.

12.2

Current Sampling

Reconnaissance sampling of surface exposures of minor workings (19), outcropping quartz veins (21), altered rock near workings (28), dump material (19), and tailings (25) was conducted in March 2006 as part of the regional exploration program (section 10.0).  In November, 2006, 93 samples were collected from a series of ten trenches across the main shear zone and six trenches (21 samples) across the “western” vein zone.  Seventy reconnaissance samples were also collected from accessible underground workings. All trench and underground samples were collected from 1 and 2 m intervals.  In addition, ten bulk samples of tailings material weighing approximately 150 kg each and several bulk samples of dump material weighing approximately 100kg each were collected.

Among the 19 samples from in-situ quartz veins in minor workings, the highest value obtained was a bonanza grade of 231 g/t gold from a 20cm quartz vein within the ”western”  vein zone (Figure 4).  Five other samples from this group ranged from 3-11 g/t gold, seven samples ranged from 1-3 g/t gold, and the rest contain 0.047-1 g/t gold.

Nineteen grab samples from the mine dump and around the mill site contain up to 19.25 g/t Au with seven others containing >6 g/t Au.

An additional forty-two composite samples from the approximately 75,000 m3 tailings material averaged 2.2 g/t Au and yielded results ranging from 0.26 g/t to 13.45 g/t gold.

Among the rest of the samples from altered wall rock, all samples contain anomalous gold.  Seven contain between 0.1 and 1.0 g/t Au.

These results led Cardero to conclude that potentially economic grades of gold occur in the quartz vein zones and that anomalous gold occurs in adjacent country rock presumably within fine veinlets.  High grade samples in place and among dump material support the past information concerning the grade of ore mined at Incahuasi.

Trench samples collected in November contain values up to 11.8 g/t Au.  Nine other samples contain 1.0 – 5.67 g/t Au.  Values occur where there is vein material in the sample.  Remaining samples of wall rock material are all anomalous with many samples in the 0.1 – 1 g/t range.  These results indicate that gold zones are at least semi-continuous regardless of the presence of large veins within the interval.  In other words, mineralized zones may grade along strike from areas with large veins to areas with fine veinlets and still host gold.  Wall rock samples contain low but anomalous gold content.

Among the reconnaissance underground samples four contain grades between 1 and 2.93 g/t Au.  Forty contain 0.1 and 1.0 g/t Au.  The rest contain anomalous gold values.

Most of these samples were collected from the access tunnel developed in 1936, not the main vein system and therefore indicate that anomalous gold occurs over a zone wider than the main vein that was mined.  The samples containing more than 1 g/t Au are from the main vein zone.  These may be lower than reported historic grades because of zonation of gold mineralization or other complication which needs to be understood better.

13.0

Sample Preparation, Analyses and Security

13.1

Past Procedures

Sample procedures and analytical methods used on historic samples are not known.  Standard fire assay techniques were in use then and should not have varied much from now except for the use of more modern equipment.  Historic data are considered by the author to be reasonable and valid within some reasonable margin of error based on the fact that they reconcile well with reported gold production.  Use of this data by Cardero will be only as a guide for understanding the patterning of gold mineralization.  It will not be used for any estimation purposes as it can not be validated in a 43-101 compliant manner.

13.2

Current Procedures

Cardero follows standard sampling procedures using field and lab duplicates along with reference standards and blanks.  All sampling has been done under the supervision of a Qualified Person.

Samples are collected in the field and sealed, weighed, and bar-coded.  One Oreas standard is inserted for each 20 samples.  For trench and drill samples, one duplicate is collected for each ten samples.  Samples are securely transported by Cardero staff to Mendoza where they are prepared by ALS- Chemex.  Pulps are then sent by ALS-Chemex to their lab in La Serena, Chile.  ALS-Chemex is ISO-9001 certified and also has ISO 17025 certification by the Standards Council of Canada for its Canadian operations as well as for their laboratory in La Serena, Chile.

Analyses are done by 30 g fire assay with atomic absorption finish or gravimetric finish.  Any sample with > 3g/t Au is redone with a gravimetric finish.  Many samples are also analyzed with a multi-element ICP method.

Results of Cardero’s QAQC program have been reviewed by the author.  The QAQC samples indicate that sampling and analytical work is accurate and reliable.  Discrepancies in gold content of some repeat samples are attributed to nugget effect and are normal and expected for this type of vein deposit.  Cardero is aware of this type of problem and has incorporated procedures into its QAQC program to help understand the degree to which nugget effect might play a role.

14.0

Data Verification

The author has been on site at Inchuasi on three separate trips.  During these trips, sampling procedures have been witnessed and verified.  Surface and underground observations are consistent with historic and current maps and work done by Cardero staff.

15.0

Adjacent Properties

The nine concessions that cover Incahuasi are the only gold concessions in this area.  They are bounded to the north and east by concessions by FMC Corp. for lithium mining of lithium salts from the salar.

16.0

Mineral Processing and Metallurgical Testing

Bulk samples of tailings material weighing approximately 150 kg each has been submitted for column tests and characterization study with Resource Development Inc. (RDI) of Denver, CO.  This work is in progress and there are no results available at this time.  They are anticipated later this year.

17.0

Mineral Resource and Mineral Reserve Estimates

There are no resource or reserve estimates and none have been done by Cardero.  This is an early stage project in which exploration of the Incahuasi vein system is the goal.

18.0

Other Relevant Data and Information

Cardero has obtained historic mine plans showing the principle workings on six levels.  Underground evaluation of workings by the author reveals that not all workings are shown on these maps, but they are reasonable maps and will be invaluable for understanding the mineralization and past mining.  Some of the sample data from the 1940’s and 1950’s can be located on these maps and will help Cardero develop an understanding of the structural architecture and assay patterning of the vein system.

19.0

Interpretation and Conclusions

The Incahuasi gold deposit is a quartz-gold vein system within a reverse fault shear zone and related structures.  It is hosted by shale and siltstone sedimentary rocks.  This mesothermal style of gold mineralization, in these particular host rocks and style of alteration makes this a Sediment Hosted Vein (SHV) deposit, a subset of the broader orogenic class of deposits.

Gold has been mined intermittently at Incahuasi since pre-Hispanic times with most recent production being from 1936-1954.  Mining has taken place on six levels to a depth of approximately 130m.  Cessation of mining operations at this depth was due to flooding of workings as opposed to lack of ore.

The known extent of mineralization based on mine plans and surface exposure of workings indicates a strike length in excess of 600m and several lines of workings over a 300m width.  At the surface, prospect pits, caved stopes, and other veins occur over a broader area suggesting that there are several lines of veins.  Crosscutting structures may have offset portions of these different vein systems and this will require evaluation by Cardero.

Historic data and sampling by Cardero indicates that the Inchausi vein system produced vein ore with average grades on the order of 12-18 g/t Au with local bonanza areas of high grade.  An exposed vein sample by Cardero contains 231 g/t Au and confirms the potential of this deposit to produce areas with bonanza grades.

The deposit remains open to the north and south along strike and at depth.

It is the author’s interpretation that the shear system that hosts the gold veins is more extensive than has been realized by the mined portion of the vein system.  For this reason, along with grades indicated in Cardero samples and historic data, the author concludes that this deposit offers significant potential for the discovery of more mineralization over greater lengths and to greater depths.  It is a property that warrants further exploration.

20.0

Recommendations

It is recommended that Cardero proceed with their planned phased exploration program on this property.  Work in progress should continue and the following exploration activities should be included in the program.

1.

Thorough compilation of historic data on underground maps.

2.

Assessment of workings and the location of high grade material for determining the orientation of ore chutes, if they exist.

3.

Surface evaluation of other vein zones.

4.

Drilling of diamond core holes north and south and down-dip of the current workings to test the extent and grade of mineralization of the main vein system.

5.

Interpret results in the context of anticipated nugget effect.

6.

Evaluate the potential for recovering gold from the historic tailings.

These activities should provide adequate information to allow Cardero to decide whether the next phase of exploration is warranted.

21.0

References

Bahlburg, H., and Herve, F., 1997, Geodynamic evolution and tectonostratigraphic terranes of northwestern Argentina and northern Chile, Geol. Soc. Amer.  Bull., v.

109, no.7,  p.869-884.

Bertagni, A., 1938, Informe sobre ls minas de orode la region de Incahuasi, Territorio

Nacional de los Andes. Direccion de Minas y Geologia, Buenos Aires, 7 p.

Chirila, V., 1954, El yacimiento de Incahuasi, Nueva Compania Minera Incahuasi, Salta,

44 p.

Gonzalez, O.E., 1991, Geologia de Mina Incahuasi. Direcion Nacional de Geologia y

 Mineria, CENOA, inedito, San Miguel de Tucuman, 34 p.

Gonzalez, O. y M. Viruel de Ramirez, 1992, Geologia de la Mina Incahuasi,

Departamento Antofagasta de la Sierra, Catamarca. 4o Congresso Nacional de

Geologia Economica, 1: 72-79. Huerta Grande.

Gonzalez, O. E., 1999, Mina Incahuasi, Catamarca. En. Recursos Minerales de la

Republica Argentina (Ed. E.O. Zappettini), Instituto de Geologia y Recursos

Minerales SEGEMAR, Anales 35: 515-520, Buenos Aires.

Monchablon, A., 1947, Informe tecnico del yacimiento de oro de la Nueva Compania

Minera de Incahuasi, Banco de Credito Industrial. Buenos Aires

Ramos, V., 1988, Late Proterozoic – early Paleozoic of South America – a collisional history, Episodes, v. 11, No. 3., p. 168-174.

Rankin, L.R., 2005, Structural interpretation and targeting of SHV gold mineralization in

Paleozoic sediments of NW Argentina from geophysical and LANDSAT Data.

confidential consultants report, 55pp.

22.0

Illustrations

67
66
22
BOLIVIA
23
JUJUY
68
CHILE
24
San Antonio de los Cobres
SALTA
25
CATAMARCA
Incahuasi
26
Santa Victoria Grp sediments
Pre-Cordillera belt of Ordovician passive margin sedimentary rocks
Principle faults; thrust, reverse
Lesser faults
50 km
N

Figure 1.  Map showing the location of the Incahuasi gold project in northwestern Argentinaa.

SALAR V
POPPY IV
PAULA
POPPY XIII
ANA MARIA
POPPY XV
SANTA BARBARA I
SANTA BARBARA VI
1
2
3
4
5
6
7
7
8
9
10
11
12

Figure 2.  Concession map showing Incahuasi holdings: 1) and 2) cateos; 3) through 9) minas; 10) and 11) tailings licenses; 12) extinguished tailings license.  Historic workings underlie the minas.

Figure 3.  Photos of the Incahuasi area.  A. View to the south-southeast showing the main mine area, and alteration (white colored rock).  Red solid line = main vein system; red dashed lines = margins of vein-filled shear zone;  blue line = fault;  yellow lines = form line sof bedding showing fold patterning.   B. View to the south-southwest showing fold patterns and juxtaposition complications due to faulting; yellow = form lines of bedding; red lines = east-dipping fold axial planes.  Faults, alteration, and veining follows these features.  C.  View looking north toward a thrust fault showing low-angle dip beds thrust over steeply dipping beds; from 3 km south of Incahuasi.   D. View of the ruins from the Jesuit settlement that overlies underground workings.  E.  View of underground workings with a thrust fault as the back.  F. Dextral flexure of foliation (yellow form lines) is typical of northeast-trending faults and shears.  G. Coarse disseminated pyrite interpreted to originate from hydrothermal alteration that accompanied vein formation.  This type of pyrite is typical around SHV veins that host gold mineralization.

Figure 4.  Simplified geologic map of the Incahuai area showing features, faults, and veins.  Map is a composite derived from Gonzalez (1991), cardero staff, and the author.

Figure 5.  Cross section as from A-A’ in figure 4.  Veins (red lines) are known based on outcrop and mining.  Veining is interpreted tocontinue to depths below those shown here and is the target for Cardero.

23.

Certificate and Consent of Author

23. Certificate and Consent of Author

MINERAL RESOURCE SERVICES, INC.

CERTIFICATE OF AUTHOR

I, Paul D. Klipfel Ph.D., do hereby certify that:

1. I am President of :
   Mineral Resource Services, Inc.
   4861 Ramcreek Trail
   Reno, NV 89509

2. I have graduated from the following Universities with degrees as follows:

a.	San Francisco State University,	B.A. geology	1978
b.	University of Idaho,	M.S. economic geology	1981
c.	Colorado School of Mines	M.S. mineral economics	1988
d.	Colorado School of Mines	Ph.D. economic geology	1992

3. I am a member in good standing of the following professional associations:
   a. Society of Mining Engineers
   b. Society of Economic Geologists
   c. Geological Society of America
   d. Society for Applied Geology
   e. American Institute of Professional Geologists
   f. Sigma Xi

4. I have worked as a mineral exploration geologist for 28 years since my graduation from San Francisco State University.

5. I have read the definition of "Qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled **Summary Report on the Incahuasi Gold Project, Northwest Argentina** and dated January 10, 2007 (the "Technical Report") relating to the Inchausi property. I visited the Incahuasi property on December 2004 for one day, March 2006 for three days, and December 2006 for five days.

4861 Ramcreek Trail Reno NV 89509 ph: 775 742-2237 fax: 775 828-2561 p.klipfel@sbcglobal.net

Paul Klipfel Ph.D. Mineral Resource Services Inc. 22

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, or the Technical Report.

Dated this 12 Day of January, 2007

Signature of Qualified Person

Paul Klipfel

Print name of Qualified Person

American Institute of Professional Geologists
Certificate Number
10821
AIPG
Paul D. Klipfel, Ph. D.
Certified Professional Geologist

Paul Klipfel Ph.D. Mineral Resource Services Inc. 23

MINERAL RESOURCE SERVICES, INC.

CONSENT OF AUTHOR

TO: Canadian Securities Commission

I, Paul D. Klipfel, Ph.D., do hereby consent to the filing of the written disclosure of the technical report titled **Summary Report on the Incahuasi Gold Project, Northwest Argentina and dated January 10, 2007** (the "Technical Report") and any extracts from or a summary of the Technical Report in reporting documents of Cardero Resource Corp. and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the NI 43-101 of Cardero Resource Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 12 Day of January, 2007.

Signature of Qualified Person

Paul Klipfel

Print Name of Qualified Person

Paul Klipfel Ph.D. Mineral Resource Services Inc. 24